SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of March 2006
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F [x] Form 40-F [ ]
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes [ ] No [x]
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BANCOLOMBIA S.A.
(Registrant)

Date: March 14, 2006	By /s/ JAIME ALBERTO VELÁSQUEZ B.

Name: Jaime Alberto Velásquez B. Title: Vice President of Finance

PARTIAL AMENDMENT TO THE BY-LAWS
BANCOLOMBIA S.A.
In its meeting held March 2, 2006, the shareholders of Bancolombia resolved to partially modify the corporate bylaws of BANCOLOMBIA, as follows:
1.	Throughout the bylaws the name Superintendency of Banking is replaced by Superintendency of Finance. Therefore, articles 28, 42 and 46, numeral 5 of article 51, articles 55, 74, 82, 83, numeral 1 of article 95, numeral 2 and 8 of article 96 and article 97 are amended.

2.	The title of Chapter VI will read as follows: CHAPTER VI MECHANISMS FOR CONFLICT RESOLUTION

3.	Article 35 is modified to read as follows:
“ARTICLE 35: Mechanisms for Conflict Resolution. Differences arising among shareholders with regard to the general management of the Bank, its operations, projects and businesses, shall be discussed and resolved in the General Shareholders’ Meeting pursuant to the provisions of the law and these Bylaws.
Individual conflicts arising between the Bank and the shareholders or among the shareholders themselves, shall be resolved in the first instance through direct agreement; in the second instance by “amigables componedores” designated by the parties; and in the third instance by the intervention of conciliators from the Conciliation and Arbitration Center of the Chamber of Commerce of Medellin.
Disputes arising between the shareholders and the Bank, or among the shareholders, in their capacity as shareholders, for so long as the Bank shall exist, through the time of its dissolution and during the period of its liquidation, that cannot be resolved by means of the aforementioned mechanisms, shall be submitted to the binding decision of an arbitral tribunal in the city of Bogotá, Colombia, which shall be composed of three (3) Colombian citizens who are attorneys, in accordance with law.
The appointment of the arbitrators shall be made by common agreement between the parties, within ten working days, counted from the day that the notice of a dispute is presented by one party to the other. If there is no agreement on the identity of the arbitrators, such appointment shall be made by the Bogotá Chamber of Commerce Center for Mediation and Arbitration by selecting from a list of ten names that has been jointly submitted by the parties during ten working days following the initiation of the period previously mentioned. In the total absence of agreement, the Chamber shall make the designation in accordance with its regulations. “Party” shall be understood to mean the person or group of persons who hold the same claim.
The Court shall act in accordance with the rules of the Bogotá Chamber of Commerce Center for Mediation and Arbitration, and with respect to any matters not covered by this article and those rules, the arbitration process shall follow the applicable laws.”
4.	Numeral 7 of article 37 will read as follows:
“7. Refrain from participating, by themselves or through third parties in either their personal interest or in the interest of third parties, in any activities entailing competition with the company or in any acts that might involve conflicts of interest.
All Directors, executive officers and employees that find themselves confronted with a possible conflict of interest should proceed as follows:

In any situation that creates a doubt concerning the possible existence of a conflict of interest, the Director, officer or employee is obliged to proceed as if such conflict did exist.
Whenever a Director finds that in performing his or her duties, he or she may be facing a conflict of interest, he or she shall immediately inform the remaining members of the Board and shall abstain from participating in the discussion and decision of the matter that gave rise to the conflict of interest.
In the event the majority of the Directors are found in a situation that will potentially present a conflict of interest, the Board shall abstain from performing the operation or from entering into the act or contract that gave rise to such situation, except otherwise expressly authorized by the General Shareholders’ Meeting in the terms of Law 222, 1995 as amended.
In the event an officer or an employee of the Bank finds that in performing his or her duties, he or she may be facing a conflict of interest, he or she shall immediately inform his or her superior of the situation in writing and the superior shall take the matter before the Ethics Committee of the Bank, in order for it to determine in each case the manner to avoid such conflict.
The considerations undertaken by the Ethics Committee and the decisions adopted by it with respect to the matter shall be recorded in a written document signed by all members of the Ethics Committee.
In any event, should the Ethics Committee deem that the situation of possible conflict of interest should be known by the Board of Directors, it shall send the Board all of the information on the particular case, in order for the Board to determine in the last instance the mechanisms to prevent the conflict.
In every situation in which it is impossible to prevent a conflict of interest with respect to the Bank, the officers or Directors who are to adopt the relevant decision shall abstain from entering into the respective act or contract or from accomplishing the operation that gave rise to the situation, unless otherwise expressly authorized by the General Shareholders’ Meeting under the terms of Law 222, 1995 as amended.
In the latter event, the officer shall furnish to the General Meeting of Shareholders all information relevant for making that decision. The decision shall be made excluding the officer’s vote, if he or she is a shareholder. In any event, the authorization from the General Meeting of Shareholders may only be granted when the act does not prejudice the company’s interests.
The commercial relations of the Bank with its main shareholders shall be conducted within the limitations and conditions established by the applicable laws and, in any event, under market conditions. The economic relations of the Bank with its Directors, the President, and the Executive Officers shall be conducted within the limitations and conditions established by relevant law and regulations on prevention, management and resolution of conflicts of interest.”
5.	Numeral 10 of Article 46 will read as follows:
“10. Elect, for two (2) year terms, the Board of Directors, composed of seven (7) principal Directors and seven (7) personal alternates, and assign their fees and remove them at its discretion.”
6.	Numeral 4 of article 48 will read as follows:
“4. For the election of the members of the Board of Directors, the General Meeting of Shareholders shall take account of the criteria on selection and incompatibilities set forth by law and, where possible, in the Bank’s Corporate Governance Code, which criteria shall be disclosed to each candidate, prior to the voting.
Likewise, for purposes of determining the compensation of Directors, the General Shareholders’ Meeting should consider the number and quality of its members, their responsibilities and the time required, in such a way that their compensation corresponds to the contribution the Bank expects from its Directors.”
7.	Article 52 will read as follows:

“ARTICLE 52: Composition: The Board of Directors shall be made-up of seven (7) principal directors, designated first, second, third, fourth, fifth, sixth and seventh as per their order of election. An alternate shall be elected for each principal director.
According to law, the Board of Directors may not be composed of a number of principal or alternate members employed by the Bank that would constitute the majority required to adopt any decision.”
8.	Article 58 will read as follows:
“ARTICLE 58: Board Members: Following qualification, the directors elected by the General Meeting of Shareholders shall hold a meeting to elect a President and a Vice President. These positions may rotate among the members of the Board of Directors, in the manner determined by the Board of Directors. Under any circumstances, a legal representative of the Bank cannot be elected President of the Board of Directors.”
9.	Numeral 2 of article 63 will read as follows:
“2. It shall deliberate with a minimum of four (4) members.”
10.	Preamble of article 64 and numerals 20, 22 and 27 were modified to read as follows:
“ARTICLE 64. Duties of the Board of Directors. The Board of Directors has sufficient authority to order the execution or entering into of any act or contract within the object of the company, and to adopt the necessary decisions so that the Bank may accomplish its corporate purpose, and, in particular, shall have the following duties to fulfill its responsibilities in the areas of governance, management supervision, business, internal control and the promotion of ethical behavior:
(...)
20. Supervise the adequate structure and effectiveness of the Bank’s internal control, risk analysis and legal compliance systems, submit to the General Shareholders’ Meeting any report that might be required on the matter and disclose to the Shareholders and to other investors, by the mechanisms established in the Bank’s Corporate Governance Code, the main risks to which the Bank is exposed and its control mechanisms.
(...)
22. Approve the Bank’s Code of Ethics containing a listing of principles and standards of conduct guiding the directors’, employees’, officers’ and agents’ attitude and behavior, regulating, among other aspects, the mechanisms to prevent conflicts of interest and use of confidential information. Within the Code of Ethics, The Board of Directors will establish the Ethics Committee and its composition.
(...)
27. Carry out an annual self-assessment of its performance and the performance of the Bank’s President. The evaluation must include all aspects detailed in the Bank’s Corporate Governance Code.”
11.	Numeral 3 of Article 70 will read as follows:
“3. Designate, remove and accept any resignations from the Bank’s employees, as well as fix their salaries and compensation, subject to number 3 of article 64, except those whose designation and removal correspond to the General Meeting of Shareholders, to the Board of Directors or to the External Auditor. All of the foregoing may be done directly or through his delegates. The President shall be responsible for evaluating annually the performance of executives that are his direct subordinates.”
12.	Article 71 will read as follows:
“ARTICLE 71: Legal Representation: As to matters concerning the Company, the Bank’s judicial and extrajudicial legal representation shall be carried on by the President and the Vice-Presidents, who may act jointly or separately. Such representatives are empowered to enter or perform, without limitations other than those set forth in these bylaws in referring to transactions requiring the prior authorization from the Board of Directors or from the General Meeting of Shareholders, every act or contract included under the corporate purpose or of a preparatory, ancillary or supplemental nature for achievement of the corporate purposes of the Bank and those directly related to its existence and functioning. Particularly, they may settle, conciliate, arbitrate or negotiate the corporate undertakings, enter into agreements, contracts, arrangements and the like; institute or join any judicial actions, whether administrative or adjudicatory, where the Bank might hold an interest or where its intervention might be required, and file any petitions as applicable in accordance with Law; withdraw any actions or recourses filed; novate any obligations or loans; give or take properties in payment; hire judicial or extrajudicial attorneys; delegate powers, revoke mandates and substitutions and perform every other act securing compliance of the Bank’s corporate purpose.
In the event of absolute or temporary absence of the President and the Vice-Presidents, the Board of Director’s members shall carry on the Bank’s legal representation, in order of their appointment, with the exception of the President of the Board.
FIRST PARAGRAPH: Within the relevant regions and zones, and for all transactions entered in connection therewith, the Regional and Zone Managers are also authorized to act as the Bank’s legal representatives with respect to the Zone or Region they manage. Additionally, branch Managers are authorized to act as the Bank’s legal representatives in connection with matters relating to the relevant office, in conformity with Article 80 of the corporate bylaws.
SECOND PARAGRAPH: The directors of BANCOLOMBIA’s legal divisions are authorized to act as the Bank’s legal representatives. The other lawyers appointed by the Board of Directors for such purpose are authorized to act as the Bank’s legal representatives exclusively for matters and procedures that may arise before the administrative authorities, including the Superintendency of Finance, and the judicial authorities.”
13.	Article 74 will read as follows:
“ARTICLE 74. Appointment and Assumption of Office. The External Auditor and its Substitute shall be designated by the General Assembly of Shareholders for periods of two (2) years, but can be reelected indefinitely and removed by the Assembly at any time. The Substitute shall replace the principal in all the cases of absolute or temporary absence.
Election of the external auditor shall be on the basis of an objective and public evaluation conducted by the Bank’s Audit Committee, on a fully transparent basis, with the previous analysis of at least two alternatives in aspects such as services offered, fees and expenses, experience, area knowledge, etc.
Once elected, the External Auditor and his substitute shall assume office, upon authorization from the Banking Superintendency.”
14.	Article 80 will read as follows.
“ARTICLE 80. Operation. The Board of Directors shall arrange for the opening, transfer and closing of branch offices and agencies it considers convenient or necessary, subject to the legal and statutory regulations. The branch offices shall be administered by an employee designated as Manager and the agencies shall be administered by an employee designated as Director, or any other title that the Board indicates. The Managers of the Branch Offices are authorized to act as legal representatives of the Bank in all of the business done in relation to such offices.”